SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

UBS Eucalyptus Fund, L.L.C.
(Name of Issuer)

UBS Eucalyptus Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James M. Hnilo, Esq.
UBS Alternative and Quantitative Investments LLC
One North Wacker Drive, 32nd Floor
Chicago, Illinois 60606
(312) 525-5000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
 (212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $30,000,000 (a)	Amount of Filing Fee: $3,483.00 (b)
(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at 0.01161% of the Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the "Amendment") relates to the Issuer Tender Offer Statement on Schedule TO originally filed January 24, 2011 by UBS Eucalyptus Fund, L.L.C. (the "Fund") (the "Statement") in connection with an offer by the Fund to purchase up to $30,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Offer").  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This Amendment is being filed to notify Fund investors of the extension of the tender expiration date (the "Expiration Date") from February 18, 2011 to March 4, 2011.  The offer will remain open until the end of the day on March 4, 2011 at 12:00 midnight, New York time.

Exhibit (a)(1)(i) to the Statement (Cover Letter to Offer to Purchase and Letter of Transmittal), Exhibit (a)(1)(ii) to the Statement (Offer to Purchase), Exhibit (a)(1)(iii) to the Statement (Form of Letter of Transmittal) and Exhibit (a)(1)(iv) to the Statement (Form of Notice of Withdrawal of Tender) are amended to extend the Expiration Date until the end of the day on March 4, 2011 at 12:00 midnight, New York time.  Until this time, investors have the right to change their minds and withdraw their Interests from consideration for purchase.

Except as amended herein, all other terms of the Statement filed January 24, 2011 shall remain the same.

Notice of this Amendment in the form of the letter attached hereto as Exhibit 1 will be disseminated to all investors who were previously sent the Statement filed January 24, 2011.  An amended copy of the Form of Letter of Transmittal is attached hereto as Exhibit 2.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS EUCALYPTUS FUND, L.L.C.
By: /s/ Robert F. Aufenanger
Name: Robert F. Aufenanger
Title: Authorized Signatory

February 8, 2011

Exhibit Index

(1)           Letter from the Fund to Investors Amending Offer to Purchase.
(2)           Form of Letter of Transmittal.